Exhibit 99.1

ARC Resources Ltd. Confirms January 16, 2017 Dividend Amount

CALGARY, Dec. 16, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that an eligible dividend of $0.05 per share will be paid on January 16, 2017 to shareholders of record on December 30, 2016. The ex-dividend date is December 28, 2016. As at December 16, 2016 the trailing 12-month payments to investors, including the December 15, 2016 payment, total $0.70 per share.

ARC offers a Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP") as optional plans for its shareholders. The DRIP provides the option for Canadian holders of ARC common shares to have their cash dividends reinvested into additional common shares of ARC. The SDP provides the option for shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date. As previously disclosed on November 17, 2016, ARC is eliminating the discount associated with common shares issued under the DRIP and SDP, effective January 1, 2017. The elimination of the discount will apply to the January 16, 2017 dividend payment to shareholders of record on December 30, 2016. The ex-dividend date is December 28, 2016. Participation in the DRIP and/or SDP is optional; shareholders who do not wish to participate in either plan will continue to receive cash dividends. Additional information on the DRIP and SDP including the Dividend Reinvestment/Stock Dividend Enrollment Form can be found on the company's website at www.arcresources.com or by contacting your financial institution or investment advisor. The availability of the DRIP and SDP and the respective terms and conditions are subject to the discretion of ARC's management and the Board of Directors.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.4 billion. ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY – In the interests of providing ARC shareholders and potential investors with information regarding ARC, including Management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed on SEDAR at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 16:24e 16-DEC-16